Exhibit — 11

Milacron Inc. and Subsidiaries
Computation of Per-share Earnings

(In thousands, except per-share amounts)	2001	2000	1999

Net earnings (loss)	$(35,660)	$72,346	$70,080
Preferred dividends	(240)	(240)	(240)

Net earnings (loss) available to common shareholders	$(35,900)	$72,106	$69,840

Basic earnings (loss) per share Weighted-average common shares outstanding	33,222	34,935	36,847

Per share amount	$(1.08)	$2.06	$1.90

Diluted earnings (loss) per share Weighted-average common shares outstanding	33,222	34,935	36,847
Add dilutive effect of stock options and restricted shares
Based on treasury stock method (a)	—	111	202

Total	33,222	35,046	37,049

Per share amount	$(1.08)	$2.06	$1.89

(a)	In 2001, potentially dilutive stock options and restricted shares are excluded because their inclusion would result in a smaller loss per common share.